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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

-------------------------------------
AIRMONT PLAZA ASSOCIATES and
RICHARD SCHATZ,

                    Plaintiffs,

         -against-

SPECTRAN CORPORATION, JOHN E.                C.A. No. 17314NC
CHAPMAN, CHARLES B. HARRISON, IRA
S. NORDLICHT, LILY K. LAI, ROBERT A.         CLASS ACTION
SCHMITZ, RICHARD M. DONOFRIO, PAUL           COMPLAINT
D. LAZAY and LUCENT TECHNOLOGIES             ------------
INC.,

                    Defendants.
-------------------------------------

     Plaintiffs, by their attorneys, allege upon information and belief, except as to paragraph 1 which plaintiff's allege upon knowledge, as follows:

     1. Plaintiffs are and were, at all times relevant to this action, shareholders of defendant SpecTran Corporation ("SpecTran" or the "Company").

     2. SpecTran is a corporation duly existing and organized under the laws of the State of Delaware. SpecTran develops, manufactures, and markets glass optical fibers and value-added fiber optic products. The Company manufactures standard fiber and cable, as well as special performance fiber and cable for global communications markets. SpecTran's optical fiber and cable products also serve industrial, military/aerospace, and medical markets worldwide.

     3.   Defendant Charles B. Harrison ("Harrison") is President, Chief
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Executive Officer and a director of the Company.


     4. Defendant John E. Chapman ("Chapman") is a director and senior vice president of the Company. He is also president of SpecTran Communication Fiber Technologies, Inc., a wholly owned subsidiary of the Company.

     5. Defendant Ira S. Nordlicht is a director of the Company. He is a founding partner of the law firm which provides legal services to the Company.

     6. Defendants Lily K. Lai, Robert A. Schmitz, Richard M. Donofrio and Paul D. Lazay are directors of the Company.

     7. Defendant Lucent Technologies Inc. ("Lucent") is a corporation duly existing and organized under the laws of the State of Delaware. Lucent is one of the world's leading manufacturers of fiber, with 13 fiber and cable manufacturing operations and joint ventures around the world.

     8. Each of the Individual Defendants has a fiduciary relationship and responsibility to plaintiffs and the other public stockholders of SpecTran and owes them the highest obligations of good faith, fair dealing and due care.


                            CLASS ACTION ALLEGATIONS
                            ------------------------

     9. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of SpecTran, or their successors in interest, who are or will be threatened with the deprivation of their investment in SpecTran by reason of the proposed transaction complained of herein (the "Class"). Excluded from the Class are defendants herein and


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any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

     10.  This action is properly maintainable as a class action because:

          (a) The class is so numerous that joinder of all members is impracticable. There are hundreds of SpecTran stockholders of record who own the approximately 7,000,000 SpecTran shares outstanding;

          (b) There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class members;

          (c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the class and plaintiffs have the same interests as the other members of the class. Accordingly, plaintiffs are adequate representatives of the class and will fairly and adequately protect the interests of the class.


                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     11. On July 15, 1999, before the markets opened, SpecTran and Lucent announced that they had entered into a definitive merger agreement whereby Lucent will acquire SpecTran in a transaction valued at $99 million. Under the terms of the transaction, Lucent will commence a cash tender offer for all of SpecTran's outstanding common shares at a price of $9.00 per share and will assume $35 million in SpecTran debt. The tender offer will be followed by a merger in which any untendered shares of SpecTran will be acquired for $9.00 per share in cash. The tender offer will commence


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on July 21, 1999 and is not expected to close until the end of the quarter ending September 30, 1999.

          12. By entering into the agreement with Lucent, the SpecTran Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities on its directors and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the SpecTran shareholders.

          13. The proposed purchase price is inadequate. It is substantially less than the closing price of SpecTran just the day before ($11.50 per share) or the price paid in similar transactions. The proposed purchase price is lower than any closing price for SpecTran shares from June 21, 1999 until the announcement. Moreover, in transactions of this type it is usual and customary to pay a premium for achieving total control, which premium can be as much as or greater than 50% of the current price. Here, the proposed transaction involves a discount from the current market price.

          14. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of SpecTran's highest transactional value.


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     15. The Individual Defendants have violated their fiduciary duties owed to the public shareholders of SpecTran. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to SpecTran's public shareholders.

     16. The Individual Defendants' fiduciary obligations under these circumstances require them to:

         (a) Undertake an appropriate evaluation of SpecTran's net worth as a merger/acquisition candidate; and

         (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for SpecTran's public shareholders.

     17. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Lucent without making the requisite effort to obtain the best offer possible.

     18. Plaintiffs and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of SpecTran's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of SpecTran's common stock.

     19. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

         (a) The intrinsic value of SpecTran's common stock is materially


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in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company. Indeed, the amount offered is 22% ($2.50 per share) less than the market price just the day before the announcement, although a substantial premium to the current selling price is the norm;

          (b) The merger price is not the result of an appropriate consideration of the value of SpecTran because the SpecTran Board approved the proposed merger without undertaking steps to accurately ascertain SpecTran's value through open bidding or at least a "market check" mechanism; and

          (c) By entering into the agreement with Lucent, the Individual Defendants have allowed the price of SpecTran stock to be capped, thereby depriving plaintiffs and the Class of the opportunity to realize any increase in the value of SpecTran stock.

     20. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

     21. Defendant Lucent has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of SpecTran's public shareholders. Indeed, the proposed merger could not take place without the active participation of Lucent. Furthermore, Lucent and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.


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     22.  Plaintiffs and the other members of the Class have no adequate remedy at law.

  WHEREFORE, plaintiffs demand judgment against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action and certifying plaintiffs as representatives of the Class;

     B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

     C. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

     D. Awarding the Class compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;

     E. Awarding plaintiffs their costs and disbursements and reasonable allowances for fees of plaintiffs' counsel and experts; and



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     F.   Granting plaintiffs and the Class such other and further relief as the
Court may deem just and proper.



                                                  ROSENTHAL, MONHAIT, GROSS &
                                                   GODDESS, P.A.


                                          By: /s/
                                             -----------------------------------
                                                  Suite 1401, Mellon Bank Center
                                                  P.O. Box 1070
                                                  Wilmington, DE 19899-1070
                                                  (302) 656-4433
                                                  Attorneys for Plaintiffs


OF COUNSEL:

ABBEY GARDY & SQUITIERI, LLP
212 East 39th Street
New York, New York 10016
(212) 889-3700


SCHATZ & NOBEL, P.C.
216 Main Street
Hartford, CT 06106-1817
(860) 493-6292







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